UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

Kamada Ltd.

 (Name of Issuer)

Ordinary Shares, Par Value NIS 1.00 Per Share

(Title of Class of Securities)

 M6240T109

(CUSIP Number)

FIMI 6 2016 Ltd. Alon Towers 2, 94 Yigal Alon St., Tel-Aviv 6789141, Israel +(972)-3-565-2244

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 21, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ”filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
FIMI 6 2016 Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
_______
	8.	SHARED VOTING POWER
5,240,956
	9.	SOLE DISPOSITIVE POWER
_______
	10.	SHARED DISPOSITIVE POWER
5,240,956
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,240,956
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.9%
14.	TYPE OF REPORTING PERSON (See Instructions)
CO

Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
FIMI Opportunity Fund 6, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
_______
	8.	SHARED VOTING POWER
5,240,956
	9.	SOLE DISPOSITIVE POWER
_______
	10.	SHARED DISPOSITIVE POWER
5,240,956
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,240,956
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.9%
14.	TYPE OF REPORTING PERSON (See Instructions)
PN

Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
FIMI Israel Opportunity Fund 6, Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
_______
	8.	SHARED VOTING POWER
5,240,956
	9.	SOLE DISPOSITIVE POWER
_______
	10.	SHARED DISPOSITIVE POWER
5,240,956
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,240,956
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.9%
14.	TYPE OF REPORTING PERSON (See Instructions)
PN

Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Or Adiv Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
_______
	8.	SHARED VOTING POWER
5,240,956
	9.	SOLE DISPOSITIVE POWER
_______
	10.	SHARED DISPOSITIVE POWER
5,240,956
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,240,956
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.9%
14.	TYPE OF REPORTING PERSON (See Instructions)
CO

Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ishay Davidi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
_______
	8.	SHARED VOTING POWER
5,240,956
	9.	SOLE DISPOSITIVE POWER
_______
	10.	SHARED DISPOSITIVE POWER
5,240,956
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,240,956
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.9%
14.	TYPE OF REPORTING PERSON (See Instructions)
IN

Page 6 of 9 Pages

Item 1.	Security and Issuer

This statement relates to ordinary shares, par value NIS 1.00 per share (“Shares”) of Kamada Ltd., a company organized under the laws of the State of Israel. The principal executive offices of the Issuer are located at 2 Holzman St., Weizmann Science Park, P.O. Box 4081, Rehovot 7670402, Israel.

Item 2.	Identity and Background

FIMI 6 2016 Ltd. is a company organized under the laws of the State of Israel that serves as the managing general partner of each of FIMI Opportunity Fund 6, L.P. and FIMI Israel Opportunity Fund 6, Limited Partnership (the "FIMI 6 Funds"). Its principal business is the management of the FIMI 6 Funds.

FIMI Opportunity Fund 6, L.P. is a limited partnership organized under the laws of the State of Delaware. Its principal business is investment in securities.

FIMI Israel Opportunity Fund 6, Limited Partnership is a limited partnership organized under the laws of the State of Israel. Its principal business is investment in securities.

Or Adiv Ltd. is a company organized under the laws of the State of Israel and is controlled by Mr. Ishay Davidi. Or Adiv Ltd. is a holding company that controls FIMI 6 2016 Ltd., the managing general partner of the FIMI 6 Funds.

Mr. Ishay Davidi is a citizen of the State of Israel and serves as the Chief Executive Officer of all of the companies listed above.

The principal business address for each of the Reporting Persons is c/o FIMI 6 2016 Ltd., Alon Towers 2, 94 Yigal Alon St., Tel-Aviv 6789141, Israel.

During the last five years, none of the Reporting Persons (including the general partner of the partnerships and the directors and executive officers of the companies) have either been convicted in a criminal proceeding  (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As of 11 a.m., New York City time, on November 27, 2019, the aggregate purchase price of the 5,240,956 Shares purchased by the FIMI 6 Funds was $31,445,736. The source of funding for the purchase of the Shares was, and the source of funding for the purchase of any additional Shares is currently expected to be, the capital of the FIMI 6 Funds.

Item 4.	Purpose of Transaction

The Reporting Persons acquired their positions in the Shares based upon the belief that the Shares represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market, in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategy and the size of the Reporting Persons' position in the Issuer, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, to request the Issuer to convene a special shareholders meeting for the purpose of making certain changes in the composition of the board of directors of the Issuer. The Reporting Persons believe that upon the completion of the actions described herein, they will be able to contribute to the Issuer's performance and assist its management on a variety of issues.

The Reporting Persons reserve the right to dispose of any or all of their Shares in the open market or otherwise, at any time and from time to time.

Page 7 of 9 Pages

Item 5.	Interest in Securities of the Issuer

(a)- (b)  The Reporting Persons may be deemed to beneficially own and have shared power to vote and shared power of disposition over 5,240,956 Shares, representing approximately 12.9% of the Issuer's Shares (based upon the 40,511,938 shares stated to be outstanding as of November 1, 2019 as set forth in the 6-K filed by the Issuer with the Securities Exchange Commission on November 12, 2019).

(c)          All Shares (i.e., 5,240,956 Shares) were purchased by the FIMI 6 Funds on November 21, 2019, in privately negotiated transactions, at a price of US$ 6.00 per Share.

(d)         Except for the Reporting Persons, no person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons has any contracts, arrangements, understandings, or relationship (legal or otherwise) with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of November 27, 2019.

Page 8 of 9 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2019

FIMI 6 2016 Ltd.

	By:	/s/ Ishay Davidi
Name: Ishay Davidi
Title: CEO

FIMI Opportunity Fund 6, L.P. By: FIMI 6 2016 Ltd., managing general partner

By:	/s/ Ishay Davidi
Name: Ishay Davidi
Title: CEO

FIMI Israel Opportunity Fund 6, Limited Partnership By: FIMI 6 2016 Ltd., managing general partner

By:	/s/ Ishay Davidi
Name: Ishay Davidi
Title: CEO

Or Adiv Ltd.

By:	/s/ Ishay Davidi
Name: Ishay Davidi
Title: CEO

Ishay Davidi

By:	/s/ Ishay Davidi
Name: Ishay Davidi
Title: CEO

Page 9 of 9 Pages